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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Applied Extrusion Technologies, Inc.
(Name of applicant)

15 Read's Way
New Castle, Delaware 19720
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE
TO BE QUALIFIED

Title of class	Amount
12% Senior Notes due 2011	$50,000,000

Approximate date of proposed offering: On, or as soon as practicable after, the Effective Date of the Company's Plan of Reorganization.

Name and Address of Agent for Service:

David N. Terhune Applied Extrusion Technologies, Inc. 15 Read's Way New Castle, Delaware 19720

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it will supercede this amendment, or (ii) such date as the Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon written request of the obligor.

GENERAL

        1.     General Information.    Furnish the following as to the applicant:

  (a)
  Form of organization:

  Applied Extrusion Technologies, Inc. ("AET", or the "Company") is a corporation.

  (b)
  State or other sovereign power under the laws of which organized:

  Delaware.

        2.     Securities Act Exemption Applicable.    State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

        The Company's 12% Senior Notes due 2011 (the "New Notes"), the securities to be issued pursuant to the indenture to be qualified (the "Indenture", a form of which is attached hereto as Exhibit T3C) are being offered to certain existing holders (the "Existing Holders") of the Company's outstanding 10 3/4% Series B Senior Notes due 2011 (the "Old Notes") pursuant to the Company's exchange offer (the "Exchange Offer"). The Exchange Offer is being made pursuant to the Solicitation and Disclosure Statement dated November 1, 2004 (the "Disclosure Statement") of the Company, a copy of which is attached hereto as Exhibit T3E.

        The Exchange Offer is part of a solicitation of votes with respect to the Company's Prepackaged Plan of Reorganization (the "Plan") under chapter 11 of title 11, United States Code (the "Bankruptcy Code"). For the Plan to be effective and for any distributions to be made under the Plan, among other things, votes of at least two-thirds in amount of Claims (as defined in the Disclosure Statement) of the holders in each Impaired Class (as defined in the Disclosure Statement) of Claims who actually cast votes in respect of the Plan and more than one-half in number of the holders of each Impaired Class of Claims who actually cast votes with respect to the Plan must be received and the Plan must be confirmed by the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), provided, however, that the Plan may still be confirmed by the Bankruptcy Court if at least one Impaired Class (as defined in the Disclosure Statement) votes to accept the Plan and the Plan satisfies the requirements of section 1129(b) of the Code (as further described under Article XIII.D. "Confirmation—Cramdown" of the Disclosure Statement).

        As the New Notes are proposed to be offered for exchange by the Company with its Existing Holders exclusively and for outstanding Old Notes of the Company as set forth above, the Exchange Offer is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(9) thereof. There will not be any sales of securities of the same class as the New Notes by the Company or by or through an underwriter at or about the same time as the transaction for which the exemption is claimed. The Company will not make any payments to brokers, dealers or other persons soliciting acceptance of the Exchange Offer. The Company has no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting votes to accept or reject the Plan or for soliciting any exchanges of Old Notes. The Company will, however, pay the reasonable and customary fees and out-of-pocket expenses of the voting agent, information agent, the indenture trustee for the Old Notes, and legal, accounting, financial advisory and related fees and expenses. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in forwarding copies of the Disclosure Statement and related documents to the beneficial owners of Old Notes, and in handling or forwarding votes for the Plan. No participating holder has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

        3.     Affiliates.    Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

Subsidiaries and Affiliates

Name of Affiliate	Percentage of Voting Securities held, directly or indirectly, by AET	Jurisdiction of Incorporation or Organization
Applied Extrusion Technologies (Canada), Inc.	100%	Delaware
Applied Extrusion Technologies Limited*	100%	England and Wales
*
Inactive subsidiary.

MANAGEMENT AND CONTROL

        4.     Directors and Executive Officers.    List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

        The following table sets forth the names and offices of all current directors and executive officers of the Company. The address for each director and executive officer listed below is c/o Applied Extrusion Technologies, Inc., 15 Read's Way, New Castle, DE 19720.

Directors and Executive Officers

Name	Office
Amin J. Khoury	Chairman of the Board and Chief Executive Officer
David N. Terhune	President and Chief Operating Officer
Brian P. Crescenzo	Vice President, Secretary, and Chief Financial Officer
Terry E. Smith	Vice President of Operations
Jim C. Cowart	Director
Joseph C. Day	Director
Nader A. Golestaneh	Director
Richard G. Hamermesh	Director
Mark M. Harmeling	Director

        After the consummation of the Plan, David N. Terhune, currently the President and Chief Operating Officer of AET, will become the President and Chief Executive Officer of AET, as reorganized under chapter 11 of the Bankruptcy Code ("Reorganized AET"). Mr. Terhune may serve on the initial board of directors of Reorganized AET, the members of which will be identified in a filing with the Bankruptcy Court prior to confirmation of the Plan by the Bankruptcy Court. See Item 7(b) below for more information regarding the composition of the board of directors of Reorganized AET.

        5.     Principal Owners of Voting Securities.    Furnish the following information as to each person owning 10% or more of the voting securities of the applicant.

As of October 8, 2004:

COL. A NAME AND COMPLETE MAILING ADDRESS	COL. B TITLE OF CLASS OWNED	COL. C AMOUNT OWNED	COL. D PERCENTAGE OF VOTING SECURITIES OWNED*
Ingalls & Snyder 61 Broadway New York, NY 10006	Common Stock	1,887,512	14.71%
*
Based on 12,833,532 shares of Common Stock outstanding on October 8, 2004.

After the consummation of the Plan:

        After the consummation of and pursuant to the Plan, all of the existing common stock of the Company will be cancelled and 100% of the common stock, par value $0.01 per share (the "New Common Stock") of Reorganized AET will be issued to certain holders (the "Large Noteholders") of the Company's Old Notes.

        Presented below is certain information regarding persons expected, on the basis of recent information regarding holdings and commitments of Old Notes, to own 10% or more of the Company's voting securities after the consummation of the Plan.

COL. A NAME AND COMPLETE MAILING ADDRESS	COL. B TITLE OF CLASS OWNED	COL. C AMOUNT OWNED *	COL. D PERCENTAGE OF VOTING SECURITIES OWNED *
DDJ Capital Management, LLC** 141 Linden Street Wellesley, MA 02482	New Common Stock	Not yet determined	31.29%
Barclays Bank PLC** 200 Park Avenue Fifth Floor New York, NY 10166	New Common Stock	Not yet determined	14.55%
Post Advisory Group, LLC** 11755 Wilshire Blvd. Suite 1400 Los Angeles, CA 90034	New Common Stock	Not yet determined	10.90%
*
Pursuant to Reorganized AET's Amended Certificate of Incorporation, an undetermined number of shares of New Common Stock will be authorized and issued on the consummation of the Plan. As of the date of filing of this Form T-3, the number of shares of New Common Stock to be issued and the number of Large Noteholders has not yet been determined. Estimated holdings are based on the most recent information made available to the Company as of October 21, 2004 and assume that all holders of Old Notes are Large Noteholders. Additional persons not listed above may own 10% or more of the New Common Stock after the consummation of the Plan.

**
After the consummation of the Plan, each of these entities will have voting and investment control, either directly or indirectly through their affiliates, of the approximate percentage of shares of New Common Stock listed above, subject to the assumptions and limitations stated in the previous footnote. To the extent these entities are not the beneficial owners of any or all of the shares listed, they will exercise such control as agent, advisor, affiliate, manager or other authorized representative of the beneficial owner or owners.

UNDERWRITERS

        6.     Underwriters.    Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

  (a)
  Not applicable.

  (b)
  Not applicable.

CAPITAL SECURITIES

        7.     Capitalization.    (a) Furnish the following information as to each authorized class of securities of the applicant.

As of October 8, 2004:

COL. A TITLE OF CLASS	COL. B AMOUNT AUTHORIZED	COL. C AMOUNT OUTSTANDING
voting common stock(*)	30,000,000	12,833,532 shares
10 3/4% Senior Notes due 2011	$275,000,000 principal amount	$275,000,000
*
In March 1998, the Company adopted a shareholder rights plan, and the board of directors declared a dividend consisting of one right, called a "Junior Preferred Stock Purchase Right" (a "Right") to each share of Common Stock outstanding on March 9, 1998. Each share of Common Stock issued after that date but prior to the Effective Date will be issued with an attached Right. Each Right entitles the holder, upon the occurrence of certain events, to purchase 1/100th of a share of Preferred Stock at an initial exercise price of $36, subject to adjustments for stock dividends, splits and similar events. The Rights are exercisable only if a person or group acquires 20 percent or more of AET's Common Stock or announces an intention to commence a tender or exchange offer, the consummation of which would result in ownership by such person or group of 20 percent or more of AET's Common Stock. The Rights may be redeemed by the board of directors at any time prior to the expiration of the rights plan on March 2, 2008 at a redemption price of $.01 each, and may be amended by the board of directors at any time prior to becoming exercisable. The New Common Stock will not be issued with Rights, and the Rights will be cancelled pursuant to the Plan.

After the consummation of the Plan:

COL. A TITLE OF CLASS	COL. B AMOUNT AUTHORIZED	COL. C AMOUNT OUTSTANDING
voting common stock	*	*
12% Senior Notes due 2011	$50,000,000 principal amount	$50,000,000
*
Pursuant to Reorganized AET's Amended Certificate of Incorporation, an undetermined number of shares of common stock, par value $0.01 per share, will be authorized and issued on the consummation of the Plan. All shares of the New Common Stock, when issued pursuant to the Plan, will be fully paid and nonassessable. Because the number of shares of Common Stock to be issued has not yet been determined, this information currently is not known.

        (b)    Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

        As of the Effective Date and subject to any restrictions on dividends that will be imposed by the Exit Facility, the New Note Indenture and the Stockholders' Agreement (each as defined in the Disclosure Statement), the holders of the New Common Stock will be entitled to such dividends (whether payable in cash, property or stock) as may be declared from time to time by the board of directors of Reorganized AET upon receiving prior approval of the holders of at least 60% of the New Common Stock and will be entitled, after payment of all prior claims, to receive ratably all assets of Reorganized AET upon the liquidation, dissolution or winding-up of Reorganized AET. The New Common Stock does not give the holders thereof any redemption or conversion rights. The holders of the New Common Stock that are or are deemed to be parties to the Stockholders' Agreement are entitled to preemptive rights to purchase or subscribe for securities in Reorganized AET, subject to certain limitations in the Stockholders' Agreement. Notwithstanding the foregoing, preemptive rights will not be available (i) to any holder of New Common Stock if the offer of preemptive rights to such holder of New Common Stock would otherwise require registration under the Securities Act or any other securities laws, or (ii) if Reorganized AET reasonably determines that the offering of such preemptive rights would, if effected, require the Reorganized Debtors (as defined in the Stockholders' Agreement) to file reports or other information pursuant to Section 13 of the Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to Section 12(g)(1) of the Exchange Act.

        The Stockholders' Agreement, a term sheet for which is attached as Exhibit D to the Disclosure Statement, is expected to contain certain voting-related provisions, including the following:

        General Voting Rights:    Each holder of the New Common Stock will be entitled to one vote per share on all matters submitted to stockholders for their consideration.

        Board of Directors:

        The board of directors of Reorganized AET (the "Board") will initially consist of seven (7) members to be designated as follows:

  •
  Two (2) directors will be designated by DDJ Capital Management, LLC ("DDJ");

  •
  One (1) director will be designated by Barclays Bank PLC;

  •
  One (1) director will be designated by Post Advisory Group, LLC;

  •
  One (1) director will be designated by TCW;

  •
  One (1) director will be designated by Xerion Partners I LLC (each of the foregoing (including DDJ), and any other person who otherwise obtains the right to designate a director pursuant to the transfer mechanics specified below, "Designated Holder" and collectively, the "Designated Holders"); and

  •
  The CEO of the Company (who shall be appointed as CEO and designated as a director by a majority of the Board).

        DDJ's right to designate two (2) directors shall continue so long as DDJ and its Affiliates (as defined in the Stockholders' Agreement) continue to beneficially own at least 15% of the outstanding New Common Stock, and DDJ shall have the right to designate one (1) director so long as DDJ and its Affiliates continue to beneficially own at least 5% of the outstanding New Common Stock. Each of the other Designated Holders' right to designate a director shall continue so long as such Designated Holder and its Affiliates continue to beneficially own at least 5% of the outstanding New Common Stock.

        In the event that any Designated Holder sells or otherwise transfers shares of New Common Stock representing at least 5% of the outstanding New Common Stock to another person (other than to a Designated Holder), such Designated Holder shall have the right to transfer its right to designate a director to such other person.

        In the event that DDJ sells or otherwise transfers shares of New Common Stock representing at least 15% of the outstanding New Common Stock to another person (other than to a Designated Holder), DDJ shall have the right to transfer its right to designate two (2) directors to such other person.

        A Designated Holder shall have the right to surrender its right to designate a director at any time. In the event that any Designated Holder (i) ceases to have the right to designate a director as set forth above, and if such person has not otherwise transferred its right to designate a director to another person as set forth above, or (ii) determines to surrender its right to designate a director as set forth above, then the vacancy on the Board shall be filled in the following manner:

  •
  The person that owns the largest number of shares of New Common Stock (other than a Designated Holder) shall have the right to designate a director, so long as at such time such person beneficially owns at least 10% of the outstanding New Common Stock, or

  •
  In the event that no other person (other than a Designated Holder) owns at least 10% of the outstanding New Common Stock at the time, the vacancy shall be filled by a vote of all of the holders of the New Common Stock, voting together as a single class.

INDENTURE SECURITIES

        8.     Analysis of Indenture Provisions.    Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Act.

        (a)   Definition of Default; Withholding Notices

        The following will be "Events of Default" under the Indenture (capitalized terms are used herein as defined in the Indenture):

  (i)
  default in the payment of the principal of or premium, if any, or Cumulative Deferred Amount, if any, when due and payable, on any of the New Notes; or

  (ii)
  default in the payment of an installment of interest on any of the New Notes, unless the Company is allowed to defer the payment of such interest pursuant to the terms of the Indenture, when due and payable, for 30 days; or

  (iii)
  default in the performance or breach of the provisions of the "Merger, Consolidation and Sale of Assets" section of the Indenture, the failure to make or consummate a Change in Control Offer in accordance with the provisions of the "Change in Control" covenant or the failure to make or consummate an Excess Proceeds Offer in accordance with the provisions of the "Limitation on Asset Sales" covenant; or

  (iv)
  the Company or any Guarantor shall fail to perform or observe any other term, covenant or agreement contained in the New Notes, any Guarantee or the Indenture (other than a default specified in (i), (ii) or (iii) above) for a period of 30 days after written notice of such failure requiring the Company to remedy the same shall have been given (x) to the Company by the, Trustee or (y) to the Company and the Trustee by the holders of 25% of the sum of the aggregate principal amount of the New Notes plus any Cumulative Deferred Amount then outstanding; or

  (v)
  default or defaults under one or more mortgages, indentures, instruments or other evidences of Indebtedness under which the Company or any Restricted Subsidiary then has outstanding Indebtedness in excess of $5,000,000, individually or in the aggregate, and either (a) such default or defaults are caused by either (I) a failure to pay any principal of Indebtedness represented by the Exit Facility prior to the expiration of the grace period provided in such Exit Facility on the date of such default or (II) a failure to pay principal of, or interest or premium, if any, on any Indebtedness, other than Indebtedness represented by the Exit Facility, prior to the expiration of the grace period provided in such Indebtedness on the date of such default or (b) such default or defaults results in the acceleration of such Indebtedness prior to its stated maturity; or

  (vi)
  one or more final judgments, orders or decrees of any court or regulatory or administrative agency of competent jurisdiction for the payment of money in excess of $5,000,000, either individually or in the aggregate, shall be entered against the Company or any of its Restricted Subsidiaries or any of their respective properties and shall not be discharged or fully bonded and there shall have been a period of 60 days after the date on which any period for appeal has expired and during which a stay of enforcement of such judgment, order or decree shall not be in effect; or

  (vii)
  (A) any holder of at least $5,000,000 in aggregate principal amount of secured Indebtedness of the Company or of any Restricted Subsidiary as to which a default has occurred and is continuing shall commence judicial proceedings (which proceedings shall remain unstayed for 5 Business Days) to foreclose upon assets of the Company or any Restricted Subsidiary having an aggregate Fair Market Value, individually or in the aggregate, in excess of $5,000,000 or shall have exercised any right under applicable law or applicable security documents to take ownership of any such assets in lieu of foreclosure or (B) any action described in the foregoing clause (A) shall result in any court of competent jurisdiction issuing any order for the seizure of such assets; or

  (viii)
  any Guarantee ceases to be in full force and effect or is declared null and void or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms that any Guarantor has any further liability under any Guarantee, or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture); or

  (ix)
  the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary.

        If an Event of Default (other than as specified in clause (ix) above) shall occur and be continuing, the Trustee, by notice to the Company, or the holders of at least 25% of the sum of the aggregate principal amount of the New Notes plus any Cumulative Deferred Amount then outstanding, by notice to the Trustee and the Company, may declare the principal of the outstanding New Notes plus the Cumulative Deferred Amount, plus the premium, if any, and accrued interest on the sum of the outstanding New Notes and Cumulative Deferred Amount, due and payable immediately, upon which declaration all amounts payable in respect of the New Notes shall be immediately due and payable. If an Event of Default specified in clause (ix) above occurs and is continuing, then the principal of the outstanding New Notes plus the Cumulative Deferred Amount plus the premium, if any, and accrued interest on all of the outstanding New Notes plus the Cumulative Deferred Amount shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of New Notes.

        After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority of the sum of the aggregate principal amount of the outstanding New Notes plus any Cumulative Deferred Amount, by written notice to the Company and the Trustee, may rescind such declaration if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all New Notes, (iii) the principal of the outstanding New Notes plus the Cumulative Deferred Amount, plus premium, if any, on the sum of the New Notes and Cumulative Deferred Amount which have become due otherwise than by such declaration of acceleration and interest thereon at the rate due and payable on the New Notes, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal plus any Cumulative Deferred Amount at the rate borne by the New Notes which has become due otherwise than by such declaration of acceleration; (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (c) all Events of Default, other than the nonpayment of principal of the outstanding New Notes plus the Cumulative Deferred Amount, plus the premium, if any, and interest on the sum of the New Notes and Cumulative Deferred Amount that has become due solely by such declaration of acceleration, have been cured or waived.

        The holders of not less than a majority of the sum of the aggregate principal amount of the outstanding New Notes plus any Cumulative Deferred Amount may on behalf of the holders of all the New Notes waive any existing Defaults or Events of Default under the Indenture, except a default in the payment of the principal of the outstanding New Notes plus the Cumulative Deferred Amount, plus the premium, if any, or interest on the sum of any Note and Cumulative Deferred Amount, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each New Note outstanding.

        No holder of any of the New Notes has any right to institute any proceeding with respect to the Indenture or the New Notes or any remedy thereunder, unless the holders of at least 25% of the sum of the aggregate principal of the outstanding New Notes plus any Cumulative Deferred Amount have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the New Notes and the Indenture, the Trustee has failed to institute such proceeding within 15 days after receipt of such notice and the Trustee, within such 15-day period, has not received directions inconsistent with such written request by holders of a majority of the sum of the aggregate principal amount of the outstanding New Notes plus any Cumulative Deferred Amount. Such limitations do not apply, however, to a suit instituted by a holder of a New Note for the enforcement of the payment of the principal of the outstanding New Notes plus the Cumulative Deferred Amount, plus the premium, if any, or interest on the sum of such New Note and Cumulative Deferred Amount on or after the respective due dates expressed in such New Note.

        During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee under the Indenture is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the New Notes unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of a majority of the sum of the aggregate principal amount of the outstanding New Notes plus any Cumulative Deferred Amount have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture.

        If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each holder of the New Notes notice of the Default or Event of Default within 5 days after the occurrence thereof. Except in the case of a Default or an Event of Default in payment of principal of the outstanding New Notes plus the Cumulative Deferred Amount, plus the premium, or interest on the sum of any New Notes and Cumulative Deferred Amount, the Trustee may withhold the notice to the holders of such New Notes if a committee of its Trust Officers in good faith determines that withholding the notice is in the interest of the holders of the New Notes.

        (b)    Authentication and Delivery; Application of Proceeds

        The Trustee will, upon written order of the Company signed by one officer, authenticate New Notes for issue up to $50,000,000 in aggregate principal amount. Notwithstanding the foregoing, the aggregate principal amount of New Notes permitted to be outstanding at any time may exceed $50,000,000 by an amount sufficient to permit payment of the Cumulative Deferred Amount as provided for in the Indenture and the New Notes.

        The New Notes will be issued pursuant to the Plan and the Exchange Offer for the Old Notes. Consequently, the Company will receive no proceeds from the issuance of the New Notes.

        (c)    Release and Substitution of Property Subject to Lien

        The Indenture does not require or create a lien upon any property or assets of the Company. The New Notes will be general unsecured obligations of the Company.

        (d)    Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of the New Notes, as expressly provided for in the Indenture) as to all outstanding New Notes when:

          (i)    either (a) all the New Notes theretofore authenticated and delivered (except lost, stolen or destroyed New Notes which have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all New Notes not theretofore delivered to the Trustee for cancellation have (x) become due and payable, (y) will become due and payable at their Stated Maturity within one year, or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the New Notes not theretofore delivered to the Trustee for cancellation, for principal of the outstanding New Notes plus the Cumulative Deferred Amount, plus the premium, if any, and interest on the sum of the New Notes and Cumulative Deferred Amount to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

          (ii)   the Company has paid all other sums payable under the Indenture by the Company; and

          (iii)  the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel satisfactory to the Trustee, which, taken together, state that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

        (e)    Evidence of Compliance

        The Company is required to furnish to the Trustee annual and quarterly statements as to the performance by the Company and the Guarantors of their respective obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee in writing, within two (2) Business Days upon becoming aware of any Default or Event of Default and to summarize any such Default or Event of Default and the status thereof.

        Every request or application by the Company for action by the Trustee under the provisions of the Indenture shall be accompanied by an officer's certificate stating that all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with and an opinion of counsel stating that in the opinion of such counsel, all such conditions precedent have been complied with and such other opinions as, in the Trustee's discretion, it shall consider appropriate.

        9.     Other Obligors.    Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

        The New Notes will be guaranteed by:

Obligor Applied Extrusion Technologies (Canada), Inc.	Mailing Address 15 Read's Way, New Castle, Delaware 19720

        In addition, each subsidiary that provides a guaranty under the Exit Facility will also be required to become a guarantor for the New Notes.

        Contents of Application for Qualification.    This application for qualification comprises:

        (a)   Pages numbered 1 to 16, consecutively.

        (b)   The statement of eligibility and qualification of each trustee under the indenture to be qualified.

        (c)   The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A(1).	Amended and Restated Certificate of Incorporation.(a)
Exhibit T3A(2).	Amendment dated February 26, 1992 to Amended and Restated Certificate of Incorporation.(b)
Exhibit T3A(3).	Amendment dated March 17, 1999 to Amended and Restated Certificate of Incorporation.(c)
Exhibit T3B.	Amended and Restated By-Laws.(b)
Exhibit T3C.	Form of the Indenture.(e)
Exhibit T3D.	Not Applicable.
Exhibit T3E.	Solicitation and Disclosure Statement.(d)
Exhibit T3F.	A cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.(e)
  (a)
  Contained in Exhibits to the Company's Registration Statement on Form S-1, as amended (No. 33-40145), filed with the Commission on April 24, 1991.

  (b)
  Contained in Exhibits to the Company's Form 10-K for the fiscal year ended September 30, 2003, filed with the Commission on December 22, 2003.

  (c)
  Contained in Exhibits to the Company's Form 10-Q for the fiscal quarter ended March 31, 1999, filed with the Commission on May 7, 1999.

  (d)
  Contained in Exhibits to the Company's Form 8-K, filed with the Commission on November 1, 2004.

  (e)
  To be filed by amendment.

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the Company, Applied Extrusion Technologies, Inc., a corporation organized under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New Castle, and State of Delaware, on the 1st day of November, 2004.

APPLIED EXTRUSION TECHNOLOGIES, INC.
(SEAL)	By:	/s/ DAVID N. TERHUNE
David N. Terhune (Name)
President (Title)
Attest:
/s/ DIANA L. MITCHELL	By:	/s/ BRIAN P. CRESCENZO
Diana L. Mitchell (Name)		Brian P. Crescenzo (Name)
Notary Public (Title)		Vice President, Secretary & Chief Financial Officer (Title)

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GENERAL
AFFILIATIONS
Subsidiaries and Affiliates
MANAGEMENT AND CONTROL
UNDERWRITERS
CAPITAL SECURITIES
INDENTURE SECURITIES
SIGNATURE